FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Exits US Residential Mortgage-Backed Securities Business
2.	Nomura Announces Changes in Business Division CEOs and Executive Officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 15, 2007	By:	/s/ TOSHIO HIROTA
Toshio Hirota
Executive Managing Director

Nomura Exits US Residential Mortgage-Backed Securities Business

Tokyo, October 15, 2007—Nomura Holdings, Inc. today announced its exit from the US residential mortgage-backed securities (RMBS) market.

During the second quarter the company moved aggressively to reduce its US Residential Mortgage exposure from ¥266bn (US$2.3bn)1 to approximately ¥48.0bn (US$409m). Nomura’s remaining Residential Mortgage exposure now stand at just ¥14.0bn (US$119m), about ¥100m (US$1m) of which is subprime related.

Nomura’s exit from the RMBS business is part of an ongoing reorganization of the group’s US operations. As part of this reorganization, Nomura expects to cut regional headcount from about 1,300 at the end of March to about 900, and to reduce annual expenses by approximately ¥25bn (US$213m).

The restructuring will result in a total charge of about ¥15bn (US$128m). Of this, approximately ¥10bn (US$85m) will be booked in the second quarter on top of losses from the RMBS business of around ¥73bn (US$621m). As a result, Nomura expects to post a consolidated pre-tax loss in the second quarter of around ¥40bn-¥60bn (US$340m – US$511m).

“Nomura has faced challenges in the US residential mortgage-backed securities market which have led to these disappointing results,” said Nobuyuki Koga, President and CEO. “However, we have moved decisively to deal with the issue and have avoided further and protracted losses by taking firm and immediate action. This draws a line under the residential mortgage-backed securities problem.

“We remain strongly committed to the US and to the development and growth of profitable operations that reflect our core competencies,” said Mr. Koga.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 117.50 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on October 12, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Nomura is providing this preliminary information relating to its second quarter prior to the scheduled financial highlights announcement date in light of the recent market events. The operating results for the first half of the fiscal year ending March 31, 2008, will be disclosed on the 25th of October.

Certain statements in this release are forward-looking statements. Forward-looking statements are statements that are not historical facts, and they include statements about management’s beliefs and expectations. These statements are based on plans, estimates and projections as they are currently available to management. By their nature, forward-looking statements involve uncertainties, and therefore, actual results may differ materially from those included in these statements. Such uncertainties include, but are not limited to, financial market volatilities, economic and market conditions in the global capital markets, and actions taken by current and potential competitors.

Nomura Announces Changes in Business Division CEOs

and Executive Officers

Tokyo, October 15, 2007— Nomura Holdings, Inc. ( NHI ) today announced the following key management changes effective November 1, 2007.

1. Business Division CEOs

Akira Maruyama, currently Global Merchant Banking CEO, will be appointed Global Markets CEO.

Shoichi Nagamatsu, currently Senior Managing Director in Investment Banking Division, Nomura Securities, will be appointed Global Merchant Banking CEO.

2. Nomura Securities Co., Ltd.

Akira Maruyama will be appointed Executive Vice President and Representative Executive Officer of Nomura Securities.

Yasuo Agemura will be appointed project leader of the newly-established Integrated Risk Management Project within NHI and report to the three NHI Representative Executive Officers and CFO.

Noriyasu Yoshizawa, currently Head of China Operations, will take over from Shoichi Nagamatsu in Investment Banking Division, Nomura Securities.

3. Nomura Capital Investment Co., Ltd.

Akira Maruyama will take over from Yasuo Agemura as President.

4. Nomura Principal Finance Co., Ltd.

Shoichi Nagamatsu will take over from Akira Maruyama as President.

5. Nomura Financial Partners Co., Ltd.

Shoichi Nagamatsu will take over from Akira Maruyama as President.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Yorimichi Fujiwara	Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.